SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Dr. Pardeep Nijhawan
c/o Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, L3R 5H6, Canada
(905) 475-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2020
(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108		Page 2 of 8 Pages

1		NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,116,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,116,024
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,024
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 3 of 8 Pages

1		NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,094
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,094
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.5% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

SCHEDULE 13D

CUSIP No. 27966L108		Page 4 of 8 Pages

1		NAME OF REPORTING PERSON Pardeep Nijhawan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 577,559
	8	SHARED VOTING POWER 2,340,118
	9	SOLE DISPOSITIVE POWER 577,559
	10	SHARED DISPOSITIVE POWER 2,340,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,677
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 8,859,159 Common Shares outstanding as of January 8, 2020, and an additional 40,247 Common Shares underlying vested share options that are deemed outstanding with respect to this Reporting Person.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, and Dr. Pardeep Nijhawan, an individual (collectively, the “Reporting Persons”) on June 17, 2019, as amended by Amendment No. 1 filed by the Reporting Persons on August 19, 2019 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 2 is to report an increase in the Reporting Persons’ beneficial ownership of Common Shares as a result of the purchase of Common Shares on January 8, 2020, as described in this Amendment No. 2.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by the Reporting Persons. Dr. Pardeep Nijhawan is the sole executive officer and sole director of each of Pardeep Nijhawan Medicine Professional Corporation and The Digestive Health Clinic Inc. Dr. Pardeep Nijhawan is also the Chief Executive Officer of the Issuer. The principal address of the Reporting Persons is 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Pardeep Nijhawan Medicine Professional Corporation is a professional medical corporation through which Dr. Pardeep Nijhawan operates his medical practice. The Digestive Health Clinic Inc. owns and operates specialist medical clinics with services in gastroenterology, hepatology, internal medicine and hematology.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Pardeep Nijhawan is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On January 6, 2020, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain United States resident investors and Subscription Agreements (the “Subscription Agreements”) with certain non-U.S. investors, including the Pardeep Nijhawan Medicine Professional Corporation, providing for the issuance and sale by the Company of Common Shares in a registered direct offering (the “Offering”). In a concurrent private placement (the “Private Placement”), the Company agreed to sell to such investors (i) Class A Purchase Warrants to purchase 0.75 of a Common Share for each Common Share purchased in the Offering (the “Class A Purchase Warrants”) and (ii) Class B Purchase Warrants to purchase 0.50 of a Common Share for each Common Share purchased in the offering (the “Class B Purchase Warrants,” and together with the Class A Purchase Warrants, the “Purchase Warrants”). Pardeep Nijhawan Medicine Professional Corporation purchased 9,255 Common Shares in the Offering at a purchase price of $4.11 and also received 6,942 Class A Warrants and 4,628 Class B Warrants. The securities were acquired with the working capital of Pardeep Nijhawan Medicine Professional Corporation.

              The Class A Purchase Warrants will be exercisable at any time on or after July 8, 2020 (the “Class A Purchase Warrant Initial Exercise Date”), at an exercise price of $4.80 per share and will expire on the third anniversary of the Class A Purchase Warrant Initial Exercise Date. The Class B Purchase Warrants will be exercisable at any time on or after July 8, 2020 (the “Class B Purchase Warrant Initial Exercise Date”), at an exercise price of $4.00 per share and will expire on the four month anniversary of the Class B Purchase Warrant Initial Exercise Date. The exercise price and number of Common Shares issuable upon the exercise of the Purchase Warrants will be subject to adjustment in the event of any share dividends and splits, reverse share split, recapitalization, reorganization or similar transaction, as described in the Purchase Warrants. None of the Common Shares underlying the Purchase Warrants are included in the Common Shares deemed to be beneficially owned by Pardeep Nijhawan Medicine Professional Corporation (or any other Reporting Person) as reported in this Amendment No. 2 as such Reporting Person does not have the right to acquire the shares within sixty days of the filing date of this Amendment No. 2.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired their securities in the Issuer for investment purposes.

SCHEDULE 13D

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation	2,116,024 shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan (1)	2,917,677shares

(1)
Includes 40,247 Common Shares underlying vested share options that are deemed outstanding with respect to this Reporting Person.

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation (1)	23.9%
The Digestive Health Clinic Inc. (1)	2.5%
Pardeep Nijhawan (2)	32.8%

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

(2)
Based on a total of 8,859,159 Common Shares outstanding as of January 8, 2020, and an additional 40,247 Common Shares underlying vested share options that are deemed outstanding with respect to this Reporting Person.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	577,559 shares

(ii)	Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	2,116,024shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan	2,340,118shares

(iii)	Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	577,559 shares

SCHEDULE 13D

(iv)	Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	2,116,024shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan	2,340,118 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 does not amend the information previously provided in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

This Amendment No. 2 does not amend the information previously provided in response to this Item 7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: January 16, 2020	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date:January 16, 2020	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

Date:January 16, 2020	By:	/s/ Pardeep Nijhawan

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